SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report

for the month of June 2002

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant's Name Into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated June 28, 2002 regarding the resignation of Li Qingyuan as a director of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By: ____________________
Name: Jing Yuqing
Title: Director and Secretary

Dated: July 1, 2002

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1	Press release dated June 28, 2002	

EXHIBIT 1

Jinpan International Limited (AMEX Ticker Symbol "JST") Announces Resignation of Director

Hainan, China- June 28, 2002 /PRNewswire – -- Jinpan International Limited, a British Virgin Islands corporation listed on the American Stock Exchange (the "Company") announced that on June 28, 2002, Li, Qingyuan (Cherry) has resigned as a Director of the Company. Ms. Li has been appointed by the China Securities Regulatory Commission as a Director on Market Development and as a member of this Commission, Ms. Li has to leave all her commercial engagements.

Jinpan International Limited wishes Ms. Li all the success for the future.

SOURCE: Jinpan International Limited

CONTACT: Ms. Grace Zhu of Jinpan International Limited – (201) 227-0680